Medical Manager Legend

                                    Filed by: Medical Manager Corporation
                                    This communication is filed pursuant to
                                    Rules 165 and 425 promulgated under the
                                    Securities Act of 1933, as amended.
                                    Subject Company: Medical Manager Corporation
                                    Commission File Number: 000-17822


Investors are urged to read the various filings of Medical Manager Corporation, CareInsite, Inc. and Healtheon/WebMD Corporation that have been filed and will be filed with the Securities and Exchange Commission with respect to the pending acquisitions of Medical Manager and CareInsite by Healtheon/WebMD, including the proxy statement/registration statement that is required to be filed with respect to the pending acquisitions. The Securities and Exchange Commission filings are available to the public at the Securities and Exchange Commission's web site at http://www.sec.gov. Investors can also obtain free copies of the documents relating to Medical Manager by contacting the Medical Manager Investor Relations department at Medical Manager Corporation, 669 River Drive, Center 2, Elmwood Park, New Jersey 07407, (201) 703-3400, http://www.medicalmanager.com

         SET FORTH BELOW ARE (I) A PRESS RELEASE ISSUED BY MEDICAL MANAGER RELATING TO MEDICAL MANAGER'S THIRD QUARTER 2000 RESULTS AND (II) A SCRIPT PREPARED FOR USE AT A CONFERENCE CALL WITH ANALYSTS ON MAY 2, 2000 IN CONNECTION WITH THE RELEASE OF MEDICAL MANAGER'S AND CAREINSITE'S THIRD QUARTER 2000
RESULTS:

Contact:   James R. Love
           Executive Vice President and
           Chief Financial Officer
           (201) 703-3400

                 MEDICAL MANAGER ANNOUNCES THIRD QUARTER RESULTS

         ELMWOOD PARK, NEW JERSEY, May 2, 2000 - Medical Manager Corporation (NASDAQ: MMGR) announced today financial results for the quarter ended March 31, 2000. Revenues for the period were $88,401,000 as compared to $73,547,000 in the prior year, an increase of 20%. Excluding the impact of CareInsite (NASDAQ:
CARI) and the non-recurring items discussed below, net income this quarter would have been $8,805,000 or $0.21 per share as compared to $7,861,000 or $0.21 per share in the prior year. The consolidated results include a net loss of $(15,953,000) this quarter as compared to $(1,946,000) in the prior year attributable to CareInsite. Non-recurring pre-tax items for the current period include charges related to litigation with Merck & Co., Inc. of $350,000, charges related to the realignment of Porex BioProducts Group of $1,950,000, charges related to the call of convertible debentures of $3,404,000 and a gain related to the termination of the pension plan at Porex Corporation of $2,246,000. Non-recurring items for the prior year period include a pre-tax charge related to litigation with Merck & Co., Inc. of $2,500,000. Net loss, inclusive of the items discussed above, for the period was $(9,456,000) or $(0.25) per share compared with net income of $4,287,000 or $0.11 per share in the prior year.

         As previously announced on February 14, 2000, Medical Manager and CareInsite have signed definitive agreements to be acquired by Healtheon/WebMD Corporation. Martin J. Wygod, Chairman of Medical Manager and CareInsite, said, "In light of our pending transaction with Healtheon/WebMD, we made certain strategic decisions which impacted the financial results across our business lines, including the delay of the rollout of certain of CareInsite's services and the decision not to pursue a certain acquisition at Porex. In addition, although profitability at Medical Manager Health Systems was up significantly year over year, it was negatively impacted as a result of a post-Y2K industry wide slowdown of higher-margin new system sales and upgrades." Mr. Wygod added, "At Medical Manager Health Systems as well as at CareInsite, certain acquisitions closed at the end of the quarter and therefore had limited impact on the quarterly results."

         Revenues at Medical Manager Health Systems for the quarter were $55,600,000, an increase of 15% over prior year. EBITDA increased 26% to $8,420,000, as compared to $6,658,000 in the prior year. John Kang, Co-CEO of Medical Manager, said, "We are pleased with the strength of Medical Manager's performance this quarter in light of the overall softness in the market, especially at the high-end. Our newest clinical products, OmniChart, OmniDocs and the Document and Image Management System, as well as Medical Manager Network Services continued to show significant growth. We experienced a decrease in consecutive quarter profitability as a result of last quarter's pre-Y2K surge in high-margin upgrade sales and the natural post-Y2K reduction. In addition, due to the early stage in the product life cycle of our clinical products, margins are not yet at the level of our market leading product, The Medical Manager." He continued, "We continue our strategy of acquiring both Medical Manager and Physician Computer Network dealerships to enhance our distribution and service capabilities. We are confident that these investments in our market leading franchise will create future opportunities as we bring both new Medical Manager and CareInsite products to our installed base as well as those of other value-added vendors to the medical community."

         On March 30, 2000, Medical Manager completed the previously announced acquisition of Physician Computer Network, a leading provider of physician practice management systems. With this acquisition, Medical Manager's installed base is approximately 185,000 physicians in 33,000 sites across the country.

         Revenues at CareInsite for the quarter were $1,651,000, as compared to $213,000 in the prior year. EBITDA was $(16,537,000) as compared to $(3,918,000) in the prior year. Marvin P. Rich, CEO of CareInsite, said, "Rather than aggressively roll out certain of our services, we have continued to focus on increasing our presence in certain key geographic areas. During the quarter, CareInsite completed its acquisition of Provider Technology Group, the e-commerce network of Blue Cross and Blue Shield of Massachusetts. At the end of the quarter, there were approximately 30,000 physicians submitting transactions."

         Revenues at Porex Corporation, the Company's plastic and filtration technologies subsidiary, for the quarter were $31,150,000, an increase of 24% over prior year. EBITDA increased 15% to $9,061,000, as compared to $7,898,000 in the prior year. Kim Davis, CEO and President of Porex Corporation, said "During the quarter, Porex continued to focus on productivity improvement programs including the consolidation of all BioProducts Group operations into our newly expanded facilities in California and the closure of the Newnan, Georgia plant. In addition, Porex has several exciting new product initiatives underway including the development and manufacture of critical specification components for microelectronics applications. In connection with these efforts, we have signed an exclusive long-term agreement with a leading supplier to the microelectronics industry."

         On March 31, 2000, the Company had approximately $386,000,000 in cash and marketable securities to be used for general corporate purposes, as well as acquisitions and other strategic transactions. This amount includes approximately $69,000,000 in cash and marketable securities at CareInsite.

About Medical Manager Corporation

         Medical Manager Corporation is publicly traded on NASDAQ and operates three lines of business. Medical Manager Health Systems is a leading provider of physician practice management systems. Porex Corporation is a leader in the development, manufacturing and distribution of porous and solid plastic products. CareInsite, Inc. provides innovative healthcare network and e-commerce services that leverage Internet technology to enable the confidential exchange of clinical, administrative and financial information among physicians and their patients, and affiliated health plans, providers and suppliers. CareInsite is a 68% owned subsidiary of Medical Manager Corporation.

A report of Medical Manager's financial results for the three and nine months ended March 31, 2000 is as follows:

                           MEDICAL MANAGER CORPORATION
                          SUMMARY FINANCIAL INFORMATION
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                Three Months Ended                    Nine Months Ended
                                                                     March 31,                            March 31,
                                                              2000(a)            1999(b)           2000(c)            1999(d)
                                                           -------------     --------------    --------------      ------------
Net revenues:
     Medical Manager Health Systems                             $55,600            $48,265          $169,194          $144,064
     Porex                                                       31,150             25,069            90,805            68,730
     CareInsite                                                   1,651                213             4,809               213
                                                           -------------     --------------    --------------      ------------
                                                                 88,401             73,547           264,808           213,007

Income/(loss) before interest, taxes, depreciation and
amortization (EBITDA):
     Medical Manager Health Systems                               8,420              6,658            28,189            22,689
     Porex                                                        9,061              7,898            27,970            22,625
     CareInsite, before minority interest                      (16,537)            (3,918)          (36,244)           (9,548)
     Corporate and other                                        (1,969)            (1,424)           (5,625)           (4,244)
                                                           -------------     --------------    --------------      ------------
                                                                (1,025)              9,214            14,290            31,522

Depreciation and amortization                                  (14,002)            (3,818)          (25,610)          (10,530)
Interest income, net                                              5,780              2,663            14,702             8,515
Gain on sale of investments, net                                      -                  -            24,887                 -
Merger and other non-recurring items                            (3,458)            (2,500)          (22,549)           (7,247)
Minority interest in CareInsite                                   7,202                764             5,416               764
                                                           -------------     --------------    --------------      ------------

Income (loss) before provision for income taxes                 (5,503)              6,323            11,136            23,024

Provision for income taxes                                        3,953              2,036            12,742             8,661
                                                           -------------     --------------    --------------      ------------

Net income (loss)                                              $(9,456)             $4,287          $(1,606)           $14,363
                                                           =============     ==============    ==============      ============

Income (loss) per share - basic                                 $(0.25)              $0.12           $(0.04)             $0.42
Income (loss) per share - diluted                               $(0.25)              $0.11           $(0.04)             $0.39

Weighted average shares outstanding - basic                      37,981             34,946            36,713            34,033
Weighted average shares outstanding - diluted                    37,981(e)          37,675            36,713  (e)       36,696

(a) Includes pre-tax charges related to certain non-recurring items, including litigation with Merck & Co., Inc. of $350, realignment of Porex BioProducts Group of $1,950 and expenses related to the call of convertible debentures of $3,404. Also includes a pre-tax one-time gain related to the termination of pension plan at Porex Corporation of $2,246. Excluding these items, net loss would have been $(7,148) or $(0.19) per share (basic and diluted).

(b) Includes pre-tax charge related to litigation with Merck & Co., Inc. of $2,500. Excluding this item, net income would have been $5,915 or $0.17 per share (basic) and $0.16 per share (diluted).

(c) Includes pre-tax charges related to certain non-recurring items, including litigation with Merck & Co., Inc. of $1,450, realignment of Porex BioProducts Group of $1,950, expenses related to the call of convertible debentures of $3,404 and charges related to the acquisition of Medical Manager Health Systems of $17,991. Also includes a pre-tax one-time gain related to the termination of the pension plan at Porex Corporation of $2,246 and a net gain on the sale of investments of $24,887. Excluding these items, net loss would have been $(843) or $(0.02) per share (basic and diluted).

(d) Includes pre-tax charges related to certain non-recurring items including, charges related to certain litigation of $4,866 and charges related to the write-off of capitalized software of $2,381. Excluding these items, net income would have been $18,935 or $0.56 per share (basic) and $0.52 per share (diluted).

(e) The three and nine months ended March 31, 2000 exclude 4,115 and 3,790, respectively, of common stock equivalents related to stock options and warrants as required by GAAP due to the net loss reported during the period.

     THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS RELATING TO THE COMPANY'S FUTURE OPERATIONS, DEALINGS WITH CUSTOMERS AND PARTNERS AND POTENTIAL CUSTOMERS AND PARTNERS, DEVELOPMENT AND DEPLOYMENT OF ITS PRODUCTS AND SERVICES, AND EXTERNAL TRANSACTIONS. THESE STATEMENTS ARE BASED ON THE COMPANY'S CURRENT PLANS AND EXPECTATIONS AND INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL FUTURE ACTIVITIES AND RESULTS OF OPERATIONS TO BE DIFFERENT FROM THOSE DESCRIBED OR IMPLIED BY SUCH FORWARD LOOKING STATEMENTS. THE RISKS AND UNCERTAINTIES OF THE COMPANY'S BUSINESSES INCLUDE, BUT ARE NOT LIMITED TO, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, THE FEASIBILITY OF DEVELOPING AND DEPLOYING COMMERCIALLY PROFITABLE PRODUCTS AND SERVICES, THE EFFECT OF ECONOMIC CONDITIONS, USER ACCEPTANCE, THE IMPACT OF COMPETITIVE PRODUCTS OR SERVICES, AND PRICING, PRODUCT DEVELOPMENT, COMMERCIALIZATION AND TECHNOLOGICAL DIFFICULTIES, RISKS ASSOCIATED WITH THE INTEGRATION AND MANAGEMENT OF ACQUIRED BUSINESSES, RISKS ASSOCIATED WITH THE COMPANY'S PENDING MERGER WITH HEALTHEON/WEBMD CORPORATION AND OTHER RISKS DETAILED IN THE COMPANY'S SECURITIES AND EXCHANGE COMMISSION FILINGS. FURTHER INFORMATION ABOUT THESE MATTERS CAN BE FOUND IN THE COMPANY'S SECURITIES AND EXCHANGE COMMISSION FILINGS. THE COMPANY EXPRESSLY DISCLAIMS ANY INTENT OR OBLIGATION TO UPDATE THESE FORWARD LOOKING STATEMENTS.

                Medical Manager Corporation and CareInsite, Inc.
              Conference Call for the Quarter Ended March 31, 2000


MARTY WYGOD:
------------
Good afternoon everybody. Thanks for joining us today. This is the third quarter conference call to review the results of Medical Manager Corporation and CareInsite, Inc. With me on the call today are John Kang, Co-CEO of Medical Manager; Marv Rich, CEO of CareInsite and President of Medical Manager, and Jim Love, Executive VP and Chief Financial Officer of Medical Manager and CareInsite. On the call today, Jim Love will walk you through the financial results and review Porex, John Kang will review Medical Manager Health Systems and Marv Rich will review CareInsite.

As a result of the situation we are in with a merger pending, unfortunately we will be unable to be responsive to your questions. I know this will be a source of frustration to you, and as you know, it is not my usual practice. However, on advice of our counsel, we will not be able to hold a Q&A session after our prepared remarks.

Before we begin the call, I'd like Jim to read the forward looking statement disclosure:

JIM LOVE:
---------
During this call, we will be making certain forward looking statements relating to Medical Manager's and CareInsite's future operations, dealings with current and potential customers and partners, development and deployment of its products and services, and external transactions. These statements are based on the Company's current plans and expectations and involve risks and uncertainties described in our SEC filings that could cause actual future activities and results of operations to be different from those described or implied by such forward looking statements.

Now - I'd like to turn the call over to Marty Wygod.

MARTY WYGOD:
------------
Thanks Jim.
As you all know, during the quarter, we announced that Healtheon/WebMD Corporation entered into an agreement to acquire Medical Manager and CareInsite. In light of this transaction, we made certain strategic decisions which impacted the financial results across our business lines, including the delay of the rollout of certain of CareInsite's services and the decision not to pursue a certain acquisition at Porex in February. In addition, although profitability at Medical Manager Health System's was up significantly year over year, it was negatively impacted as a result of a post-Y2K industry wide slowdown of higher-margin new system sales and upgrades. At Medical Manager Health Systems, as well as at CareInsite, certain acquisitions closed at the end of the quarter and therefore had limited impact on the quarterly results. As I've said on a number of prior occasions, accomplishing the goals we've set for ourselves will take longer and cost more than originally anticipated. However, we remain totally committed to the vision of CareInsite and Medical Manager.

Let me turn the call over to Jim Love to review this with you in more detail.

JIM LOVE:
---------
First I will review the consolidated third quarter results for Medical Manager Corporation, then each of our three subsidiaries.

MEDICAL MANAGER CORPORATION
---------------------------
o Consolidated revenues for the quarter were up 20% to $88 million, reflecting increases across each of our lines of business.
o Excluding non-recurring items, we had a consolidated net loss of $7.1 million or $0.19 a share versus consolidated net income of $5.9 million or $0.16 per share. This loss is totally a result of our continued investment in CareInsite, our 68% owned public subsidiary, which has been totally self-funded.
o If CareInsite is excluded from our consolidated results, we would have reported net income of $8.8 million or $0.21 a share, versus net income of $7.9 million also $0.21 a share.
o Our balance sheet remains very strong, we ended the quarter with consolidated cash and cash equivalents of $386 million, including about $69 million at CareInsite, with only $15 million in debt.

MEDICAL MANAGER HEALTH SYSTEMS
------------------------------

o Revenues were up 15%, year over year to $56 million. The growth reflected continued acceptance of our new clinical products such as OmniChart, OmniDocs and the Document and Image Management System as well as growth from Medical Manager Network Services and the continued acquisition of Medical Manager and PCN dealers. This growth was partially offset by the natural post-Y2K reduction in upgrade and new systems sales of version 9 of The Medical Manager software.
o EBITDA was up 26%, year over year, to $8.4 million, but was down from the December quarter level, due to the change in product mix just mentioned.

POREX
-----

o     Revenues were up 24%, year over year to $31 million.
o EBITDA was up 15%, year over year, to $9.1 million. The lower margins reflected continued stronger growth in the Bio and Medical Products Groups, which carry lower margins than the Porous and Surgical Products Groups.

CAREINSITE
----------

o Revenues were $1.7 million as compared with $213,000 last year. Revenues were limited by the decision to delay the rollout of certain of our services as a result of the announced merger with Healtheon/WebMD and by the closing of the acquisition at the very end of the quarter of Provider Technology Group. In addition, we recorded no management services revenue for the quarter as a result of purchasing the remainder of THINC in January in anticipation of the rollout.
o The EBITDA loss widened to $16.9 million from $6.4 million, reflecting continued investment in the business, as well as, the impact from the acquisition of THINC in January and The Provider Technology Group in March.
o Depreciation and amortization increased to $8.9 million from $0.3 million, primarily reflected the acquisitions mentioned earlier and amortization of our capitalized software development costs. The net loss widened to $24.7 million, or $0.34 a share, from $6.7 million, or $0.11 a share.

JOHN KANG:
----------
o We are pleased with the strength of Medical Manager's performance this quarter in light of the overall softness in the market, especially at the high-end.
o The strength of the quarter's growth was driven by several factors. Medical Manager Network Services continues to have good acceptance among our physicians. We ended the quarter with over 29,000 physicians signed up for Network Services, and we continue to see strong interest in this area.
o We have also seen a strong interest in our new clinical products - OmniChart, OmniDocs and Document and Image Management System. Showing tremendous success for a new product launch (especially for an electronic medical record product)
o While we saw the strong demand in these areas, our margins were hurt by several areas. This quarter, being the first post-Y2K quarter, we saw a natural slowdown in our high margin upgrade business. While the diversified revenue streams from the new clinical products and network services have supplemented the slowdown in new system sales and upgrade sales, due to the early stage in the product life cycle of our clinical products, margins are not yet at the level of our market leading product, The Medical Manager, resulting in the decrease in consecutive quarter profitability.

o On March 30th, we also completed the previously announced acquisition of Physician Computer Network, a leading provider of physician practice management systems. With this acquisition, Medical Manager's installed base is approximately 185,000 physicians in 33,000 sites across the country. We believe this combined base of 185,000 with its concentration among the high prescribing local physicians will continue to help in executing our strategy to connect the payers to the physicians and to patients. We will be focused on the next several quarters in integrating PCN into our structure and expect this acquisition to enhance our ability to implement our overall strategy as well as allowing us to leverage our technology and new offerings to this new base of customers.
o Pleased with the development of Intergy - on schedule for a late calendar 2000 introduction

MARV RICH:
----------
o     Increasing our partnerships with strong payers in key geographic areas
      o As you know, in the New York/New Jersey market, we have agreements with Horizon Blue Cross Blue Shield of New Jersey, Empire - Blue Cross and Blue Shield of New York, Health Insurance Plan of New York and Group Health Incorporated totaling more than 9 million lives. During the quarter, we completed our transaction with Blue Cross and Blue Shield of Massachusetts representing 1.9 million members.

o     Increase in connected physicians
      o Including the acquisitions mentioned previously, nationwide connected physicians increased to approximately 30,000

o     Continued product development/deployment
      o While we have delayed an aggressive rollout of our services due to our announced merger with Healtheon/WebMD, we continue to develop and enhance our services. Our experience with physicians tells us that the prudent decision is to minimize the amount of re-installation. We do not want to burn bridges with physicians by selling them one set of services only to have to train and install them on another system a short time later.
      o In the interim, we continue to develop our product line. We received enthusiastic support for our initial implementations of the physician portal and our lab application. Integration of the Medical Manager software with the physician portal, allowing physicians to see his/her day lists, schedule and charts from his/her home or hospital, has been well received. Administrative and managed care transactions continue to increase as more physicians are connected, more products are introduced and new acquisitions are added to the mix.

o     Service levels continue to improve at our 3 service centers
      o Answer rate for the call centers reached our goal of 90%. Next month we will finish the consolidation of our New York service center into our Kansas City service center improving service levels and reducing expenses.

While a great deal of work lies ahead of us, we have experienced a productive 3rd quarter.

JIM LOVE:
---------
o     24% sales growth
o Decision not to pursue a key acquisition in February as a result of the pending merger
o Porex has several existing new product initiatives underway including the development and manufacture of critical specification components for microelectronics applications.
o Continued to focus on productivity improvement programs including the consolidation of all bioproducts group operations into our newly expanded facilities in California.
o     Initiated a significant marketing and sales presence in Asia/Pacific.